Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our most recent annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission, or SEC, on April 29, 2022, or our Annual Report, including the audited consolidated annual financial statements as of and for the year ended December 31, 2021 and the accompanying notes included therein.

During the six months period ended June 30, 2022, the Company performed over 100,000 tests which includes four types of diagnostic tests –Rapid Antigen, A/B Flu, PCR and Antibody. In connection with these tests, the Company expects to submit approximately $5 million in invoices related to COVID-19 to collection from payors. The Company reported total revenues for the six months period ended June 30, 2022 in the amount of approximately $2.2 million, which includes approximately $200,000 in recorded revenue from the Covid -19 tests performed during the period. See also Note 8 to the Interim Condensed Consolidated Financial Statements as of June 30, 2022.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the sale, marketing, research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability and plans to manufacture, market and sell our products and services, including those related to our COVID-19 testing business and to our new direct to customer at-home health testing kit business;

●	our expectation regarding government and third-party payors providing adequate coverage and reimbursement for the use of our products and services, including our COVID-19 and other related testing services;

●	the commercial launch and future sales of our existing products or services or any other future potential product candidates or services;

●	planned pilot programs with healthcare providers for our products;

●	our plan to further expand by targeting healthcare providers who can benefit from our comprehensive service offerings;

●	our intention to drive multiple recurring revenue streams, across consumer and professional healthcare verticals and in geographical territories;

●	our expectations regarding future growth;

●	our planned level of capital expenditures;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our anticipation that we will penetrate a higher number of distribution channels and markets with a relatively low overhead;

●	our anticipation that the monitoring services will continue to grow thereby increasing monthly recurring revenues payable to us;

●	anticipated actions of the U.S. FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	interpretations of current laws and the passages of future laws;

●	acceptance of our business model by investors;

●	litigation; and

●	the risk factors and the factors referred to in our most recent Annual Report on Form 20-F in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as generally in our most recent Annual Report.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our Company, reference is made to our Annual Report, which is on file with the SEC, and the other risk factors discussed from time to time by our Company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “G Medical Innovations Holdings Ltd.”, the “Company”, “we”, “us” or “our” are to G Medical Innovations Holdings Ltd., a Cayman Islands exempted company, and its subsidiaries: G Medical Innovations Ltd., an Israeli corporation, G Medical Innovations USA Inc., a Delaware corporation, G Medical Innovations MK Ltd., a Macedonian corporation, G Medical Innovations Asia Limited, a Hong Kong corporation, G Medical Diagnostic Services, Inc., a Texas corporation, Telerhytmics, LLC, a company formed under the laws of the state of Tennessee, G Medical Mobile Health Solutions, Inc., an Illinois corporation, G Medical Innovations UK Ltd., a UK corporation, G Medical Tests and Services, Inc., a Delaware corporation, G Medical Health and Wellness, Inc., a Delaware corporation, G Medical Health and Wellness Lab, Inc, a Delaware corporation, all of which are wholly-owned subsidiaries, G-Medical Lab services Inc., a Delaware corporation, our 80%-owned subsidiary, and Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd., a China corporation, the 70%-owned subsidiary of G Medical Innovations Asia Limited.

All references to “dollars” or “$” means United States dollars.

Overview

We are an early commercial stage healthcare company engaged in the development of next generation mobile health and telemedicine solutions and monitoring service platforms. We believe we are at the forefront of the digital health revolution in developing the next generation mobile technologies and services that are designed to empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, pulmonary disease and diabetes.

Using our proprietary suite of devices, software solutions, algorithms and monitoring services, we intend to drive recurring revenue streams in two vertical markets, with a focus on markets in the United States and China as well as other markets: B2B: professional healthcare markets (including hospitals, clinics and senior care facilities); and B2B2C and B2C: consumer healthcare markets.

Our management team is led by individuals with over 30 years of combined experience in developing mobile embedded medical sensors, and with over 48 medical devices approved by the U.S. Food and Drug Administration, or the U.S. FDA, including devices approved when the members of our management team were employed at other companies. Our management has proven their ability to execute our go-to-market strategy as described below, with over 30 years of medical device development and commercialization experience in the United States, China, parts of Europe, Australia, South Africa, Japan, the Asia Pacific region and Brazil.

Recent Developments

In December 2021, we launched our COVID-19 testing business in the State of California, providing four kinds of diagnostic tests –Rapid Antigen, A/B Flu, PCR and Antibody tests and operated in five locations performing point-of-care tests in communities surrounding the Los Angeles area including Pico Rivera, Compton, Bellflower, and Newhall with another operating in Northern California in the City of Stockton. We currently have no expectations to open any new COVID-19 testing centers and the volume of COVID-19 testing has decreased significantly since April 2022. Since the Company did not meet the revenue recognition criteria in accordance with IFRS 15 for most of the tests performed during the six month period ended June 30, 2022, the Company will recognize revenue from these testing activities on a cash basis; however, the Company recorded approximately $200,000 during the period in connection with Covid -19 tests performed during the period.

The Company has taken a strategic decision to divert to more comprehensive home testing solutions as an expansion of its patient services and as part of its vision to move towards a home-based health care system and on July 13, 2022, we announced that out wholly owned subsidiary, G Medical Health and Wellness, Inc., has developed seven different at-home tests. In addition, on October 6, 2022, we introduced a Monkeypox consumer home health test kit, along with 30 new direct to consumer home health testing kits with 24 to 48 hours results, all of which are expected to be available to consumers during the fourth quarter of 2022 through popular big-box retail sites, pharmacies and online. The tests developed for health issues ranging from food sensitivity, Indoor/Outdoor allergies, HPV, thyroid functioning, testosterone levels, and the hemoglobin A1C test, with results going directly to the user within days.

On March 1, 2022, we announced that our wholly-owned subsidiary, G Medical Tests and Services, Inc., expanded its COVID-19 testing services to additional locations in California and through our acquisition of a list of potential customers from a variety of different organizations that would allow the expansion of the Company’s COVID-19 testing in the US for a total of $5.2 million to be paid in milestones. In February 2022, we paid $1.2 million to Cardea Consulting, LLC, or Cardea, in connection with this transaction; since such date, the milestones set forth under our arrangement with Cardea have not been met by Cardea and we have begun to evaluate our options for legal recourse against Cardea to obtain fulfilment of Cardea’s obligations or to receive amounts that were previously paid by the Company to Cardea.

On September 16, 2022, we entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Agent, pursuant to which we could offer and sell, from time to time, our ordinary shares, through the Agent in an “at-the-market”, or ATM, offering, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $3.0 million. The Agent will be entitled to compensation at a commission rate of 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to make any sales of ordinary shares under the Sales Agreement and no assurance can be given that we will sell any additional ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. Pursuant to the Sales Agreement, we have filed on September 19, 2022, a prospectus supplement with the SEC.

On October 6, 2022, the major shareholder of the Company, committed to finance the Company’s operations for the next 12 months and until November 30, 2023, provided and as long as the major shareholder continues to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations this year, whichever is earlier. In exchange, for providing this commitment, the controlling shareholder was issued 2.5 million ordinary shares and 2.5 million warrants to purchase ordinary shares (cashless) at an exercise price of $0.22 as of the day of giving this commitment.

On October 20, 2022, the Company entered into an agreement with Jonathan B. Rubini (the “Investor”) in connection with a private placement investment for 2,777,777 ordinary shares and warrants to purchase 2,777,777 Ordinary Shares with price of $0.18 per share and associated warrant, for aggregate consideration of $500,000. The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. In connection with this private placement investment, the Investor and Company agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the 10% Convertible Debenture, originally dated April 7, 2021, as amended and restated on June 1, 2022.

On November 15, 2022, the Company’s shareholders approved a 35-for-1 consolidation (hereinafter referred to as the “reverse stock split”) of the Company’s ordinary shares, par value $0.09 per share, pursuant to which holders of the Company’s ordinary shares received one ordinary share of par value $3.15 for every 35 ordinary shares held. The Company’s shareholders also approved an increase in the Company’s share capital by 42,857,143 ordinary shares such that the Company’s total authorized share capital will be 100,000,000 ordinary shares going forward. All ordinary shares (issued and unissued) will be consolidated on the basis that every 35 ordinary shares of par value $0.09 will be consolidated into one ordinary share of par value $3.15 such that the authorized ordinary share capital of the Company following such consolidation is $315,000 divided into 100,000,000 ordinary shares of a par value of $3.15 each.

Financial Highlights

●	Total revenues for the six months ended June 30, 2022 were $2,224 thousand compared to $2,925 thousand in the six months ended June 30, 2021. The decrease was mainly attributed to the Extended Holter Patch System business with a lower number of enrollments in the first quarter of 2022, along with a decrease in the average selling price.

●	Net loss for the six months ended June 30, 2022 was $13,287 thousand or, after giving effect to the reverse stock split, $25.31 per share, compared to $4,771 thousand or, after giving effect to the reverse stock split, $17.85 per share, in the six months ended June 30, 2021. The increase in net loss was mainly attributed to an increase in cost of revenue, selling and general and administration expenses related to the COVID-19 activity.

●	Cash and cash equivalents totaled $1,509 thousand as of June 30, 2022, compared to $6,034 thousand as of December 31, 2021. The decrease compared to December 31, 2021 mainly reflects cash used in operating activities and convertible debenture repayment, less proceeds received from the issuance of derivative liabilities during the six months ended June 30, 2022.

●	Shareholders’ deficit totaled $1,240 thousand as of June 30, 2022, compared to shareholders’ deficit of $2,812 thousand as of December 31, 2021. The decrease compared to December 31, 2021 mainly reflects issuance of ordinary shares and share based compensation, less the loss for the six months period ended June 30, 2022.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2022 and 2021, included in the following table is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes.

	For the Six Month Period Ended June 30,
USD in thousands	2022	2021
Revenues
Patient services	2,224	2,875
Products	-	50
Total revenues	2,224	2,925
Cost of revenues
Cost of services	7,096	1,726
Cost of sales of products	45	58
Total cost of revenues	7,141	1,784
Gross (loss) profit	(4,917)	1,141
Operating expenses:
Research and development expenses	1,189	619
Selling, general and administrative expenses	14,475	4,532
Expected credit loss	208	263
Operating loss	20,789	4,273
Financial income (expenses), net	7,515	(503)
Loss before taxes on income	13,274	4,776
Tax (Expense) Income	(13)	5
Net comprehensive loss	13,287	4,771
Basic and diluted loss per share attributable to the Company’s shareholders in USD (*)	(25.31)	(17.85)

* After giving effect to the reverse stock split. See “—Recent Developments” for more information.

Six Months Ended June 30, 2022, Compared with Six Months Ended June 30, 2021

Revenues. Our total revenues for the for the six months ended June 30, 2022, were $2,224 thousand, which consists primarily of patient services (approximately 84% of total revenues), representing a decrease of $701 thousand, or 24%, compared to $2,925 thousand in the six months ended June 30, 2021. The decrease was mainly attributed to the Extended Holter Patch System business with a lower number of enrollments in the first quarter of 2022, along with a decrease in the average selling price.

Cost of Revenues. Total cost of revenues for the six months ended June 30, 2022, were $7,141 thousand, which consists primarily of cost of COVID-19 services (77% of cost of revenues), representing an increase of $5,357 thousand compared to $1,784 thousand in the six months ended June 30, 2021. The increase in cost of revenues was mainly related to the increase in our COVID-19 services activity, partially offset by a 6% decrease in the cost of revenues from patient services. The costs related to our COVID-19 service activity includes approximately $2,800 which are associated with revenues not yet recognized that will be recognized on cash basis. See also Note 8 to the Interim Condensed Consolidated Financial Statements as of June 30, 2022.

Research and Development. Research and Development, or R&D, expenses for the six months ended June 30, 2022, were $1,189 thousand, representing an increase of $570 thousand compared to $619 thousand in the six months ended June 30, 2021. The increase is related to the products segment and is mainly related to the increase of salaries and related expenses in the amount of $350 thousand and an increase of $262 thousand in subcontractors.

Sales, General and administrative. Sales, General and administrative expenses for the six months ended June 30, 2022, were $14,475 thousand, representing an increase of $9,943 thousand compared to $4,532 thousand in the six months ended June 30, 2021. The increase related mainly to share based compensation expenses in the amount of $3,308 thousand, an increase in professional services expenses in the amount of $3,001 thousand, an increase in payroll and related expenses of $1,402 thousand, an increase of other general and administrative expenses of $1,323 thousand and an increase in capital issuance costs in the amount of $896 thousand.

Operating Loss. Based on the foregoing, we recorded an operating loss of $20,789 thousand for the six months ended June 30, 2022, compared to $4,273 thousand in the six months ended June 30, 2021.

Finance Income, net. Finance income, net, for the six months ended June 30, 2022, were $7,515 thousand, compared to a net expense of $503 thousand in the six months ended June 30, 2021. The change in finance income, net resulted primarily from finance income as a result of the change in the fair value of derivative warrants and convertible debenture compared to the six months ended June 30, 2021.

Net Loss. Net loss for the six months ended June 30, 2022, was $13,287 thousand, or, after giving effect to the reverse stock split, $25.31 per share, compared to $4,771 thousand, or, after giving effect to the reverse stock split, $17.85 per share, in the six months ended June 30, 2021.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2022, we have funded our operations principally from the issuance of Ordinary Shares, warrants, convertible debenture and loans. As of June 30, 2022, we had $1,509 thousand in cash and cash equivalents.

We expect that our sources of liquidity for the remainder of 2022 will be future fund raisings and a commitment from our Chief Executive Officer (who is our major shareholder) to continue and support the Company’s ongoing operation for the foreseeable future (if other sources of funding are not available to us and under certain conditions).

The table below presents our cash flows for the periods presented:

	Six Month Periods Ended June 30,
USD in thousands	2022	2021
Cash used in operating activities	(16,428)	(1,163)

Cash (used in)/from investing activities	(1,800)	66

Cash provided by financing activities	13,703	14,199

Net (decrease) increase in cash and cash equivalents	(4,525)	13,102

Cash used in Operating Activities

Net cash used in operating activities of $16,428 thousand during the six months ended June 30, 2022 consists primarily of net loss, less adjustments for share based compensation, revaluation of liability in respect of warrants and convertible notes, impairment of inventory as well as an increase in costs to fulfill a contract and inventory.

Net cash used in operating activities of $1,163 thousand during the six months ended June 30, 2021 consists primarily of net loss, less adjustments for depreciation and amortization expenses, revaluation of liability in respect of warrants and convertible notes, as well as an increase in other accounts payable.

Cash (used in)/from Investing Activities

Net cash used in investing activities of $1,800 thousand during the six months ended June 30, 2022 was related to the purchase of fixed assets.

Net cash from investing activities of $66 thousand during the six months ended June 30, 2021, was related to proceeds from the sale of fixed assets.

Cash provided by Financing Activities

Net cash provided by financing activities of $13,703 thousand in the six months ended June 30, 2022 consisted primarily of net proceeds from the issuance of ordinary shares and derivative liabilities, offset by repayment of a convertible debenture.

Net cash provided by financing activities of $14,199 thousand in the six months ended June 30, 2021 consisted primarily of net proceeds from the issuance of ordinary shares and issuance of convertible debenture.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our ordinary shares and warrants, loans from our controlling shareholder and other convertible debenture. We expect to generate revenues from our existing business activities and incur costs of revenues related to those activities.

Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

Trend Information

The full impact of the COVID-19 pandemic and its derivations continues to evolve. Recent developments in the COVID-19 pandemic enabled the breaking of some of the barriers associated with the use of telemedicine technologies and at home medical testing. However, demand for COVID-19 testing has varied depending on, among other things, changes in the number of reported cases of COVID-19, discoveries of new variants or subvariants of the virus, different COVID-19 mitigation efforts and policies adopted by various governments or businesses. The volume of COVID-19 testing we have performed has decreased significantly since April 2022, which has had a material effect on our financial condition and results of operations.

We believe that the COVID-19 pandemic has led to more widespread use of home testing and remote patient monitoring technologies, which are two focal areas of our business. We believe that there will be growth in the use of home testing and remote patient monitoring and that this trend will have a material effect on our revenue in future periods. To this end, we have announced expansion of our home testing solutions and have developed several at home health test kits, which are expected to be available to consumers during the fourth quarter of 2022. See “Recent Developments” above for more information.

Moreover, we believe that telemedicine is recognized as an essential instrument in healthcare by patients and healthcare providers and it is now widely believed that there will be a significant increase in the use of telemedicine services. We believe that our Prizma device and Extended Holter Patch System can be integrated to telehealth solutions and that these devices will have an impact on the results of operations in our products and patient services segments in future periods.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under the Item 5.E – Critical Accounting Estimates in our Annual Report.